SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

                                       and

                             GPU International, Inc.

1

------------------------------------------
                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
      GPU INTERNATIONAL, INC.             :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
      SEC File No. 70-7727                :
      SEC File No. 70-8593                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) and GPU International, Inc. (GPU International), hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,
and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995
with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727:


1.    Financial Statements
      -------------------

           A copy of GPU International's unaudited Consolidated Balance Sheet as of June 30, 2000 and unaudited Consolidated Statement of Operations for the six months ended June 30, 2000 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).


2.    Business Activities
      --------------------

Project Development
-------------------

           GPU  International   continued  to  engage  in  project   development
activities both domestically and internationally.

Project Related Services
------------------------

           GPU International continued to provide management, administrative and/or operating services as of June 30, 2000 to the following projects (either directly or through subsidiaries), in which GPU International has a direct or indirect ownership interest:

              Project      Project Owner                    Location
              -------      -------------                    --------
              Marcal       Prime Energy L.P.                   NJ
              Onondaga     Onondaga Cogeneration L.P.          NY
              Lake         Lake Cogen L.P.                     FL
              Pasco        Pasco Cogen L.P.                    FL
              Mid-Georgia  Mid-Georgia Cogen, L.P.             GA


3.    Guarantees which GPU has Agreed to Grant
      ----------------------------------------

           No matters to be reported.


4.    Guarantees Issued
      ------------------
           GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period April 1, 2000 through June 30, 2000:

      (a) In December 1999, GPU International entered into an Amended and Restated Credit Agreement (Credit Agreement) with Citibank, N.A. that provides for a $30 million credit line which may be drawn in the form of advances or letters of credit. The aggregate amount of letters of credit outstanding at one time may not exceed $30 million. GPU has guaranteed GPU International's outstanding obligations under this Credit Agreement, which expires in December 2000.

      As of June 30, 2000, there were no borrowings outstanding under the Credit Agreement.

      (b) On June 1, 1999, Mid-Georgia reissued a letter of credit to collateralize certain obligations under its 30-year power purchase agreement with Georgia Power Company. The letter of credit expired on June 1, 2000, was renewed to June 1, 2001, and must be renewed annually by Mid-Georgia during the term of the power purchase agreement. The letter of credit, which is guaranteed by GPU, had been initially provided by GPU International in respect of its 50 percent ownership interest in Mid-Georgia when the facility commenced commercial operation in June 1998. GPU has a present obligation of $965,000 under the letter of credit, which escalates to a maximum of $4.5 million and then decreases over the remaining term of the power purchase agreement.

      In addition, the following guarantees were outstanding during the period April 1, 2000 through June 30, 2000:

      (a) On September 1, 1999, GPU guaranteed up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

      (b) GPU International has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of GPU, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

      (c) GPU guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004.

      (d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation (EI Fuels), under a Natural Gas Facilities Agreement (Facilities Agreement) with the City of Warner Robins, Georgia (the
City). Pursuant to the guarantee, GPU International has guaranteed the payments of EI Fuels to the City of (a) Fixed Monthly Lease Charges and (b) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing. The Fixed Monthly Lease Charge is $24,000, subject to reduction in certain circumstances, for a term extending through June 2029 (approximately $8,928,000). Sonat has assumed 50% of this obligation.

      (e) GPU International guaranteed up to $370,800 of the indemnification obligation of Syracuse Orange Partners, L.P. (SOP) against certain damages which may arise out of breach of representation, warranty, covenant or agreement made or given to G.A.S. Orange Associates, LLC in connection with the sale of SOP's ownership interest in Project Orange Associates, L.P. The guarantee will expire on December 6, 2005.


5.    Services obtained from associated companies
      -------------------------------------------

           Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, legal, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided to GPU International during the period April 1, 2000 through June 30, 2000 was $348,483.


6.    Services provided to associated companies
      -----------------------------------------

           A description of services provided by GPU International to associate companies during the period April 1, 2000 through June 30, 2000 will be filed separately under a request for confidential treatment under Rule 104(b).


7.   Investments by GPU in Qualifying  Facilities,  Exempt Wholesale  Generators
     ---------------------------------------------------------------------------
     and Foreign Utility Companies, and Percentage of Equity Ownership
     ------------------------------------------------------------------

           Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of June 30, 2000 in qualifying facilities
(QFs), exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                            GPU's      GPU's %  Owners not affiliated with GPU
                  FUCO,    Investment  Equity   ------------------------------
Associate         QF or    at 6/30/00  Owner-                          Type of
Company           EWG       ($000)     ship     Name of Entity          Entity
-------           ---       ------     ----     --------------          ------

Qualifying Facilities:
---------------------

Prime Energy,     QF       $10,376     50%     Prudential Insurance   Domestic
LP                                             Company of America


Lake Cogen Ltd.   QF        13,199     49.9%   Lake Interest          Domestic
                                                Holdings Inc.
                                               New Lake Corp.         Domestic


Pasco Cogen, Ltd. QF        17,212     49.9%   DCC Project Finance    Domestic
                                                Ten Inc.
                                               PAS Power Company      Domestic
                                               Pasco Int. Holding,    Domestic
                                                Inc.
                                               Pasco Project          Domestic
                                               Investment
                                               Partnership LP


Aggregate                   ------
Investment in QFs *        $40,787
                            ------



Exempt Wholesale Generators and Foreign Utility Companies:
---------------------------------------------------------

Mid-Georgia       EWG &      8,965      50%     Sonat Energy         Domestic
Cogen, LP         QF                            Services Company

Selkirk Cogen     EWG &      7,372      19%     JMC Selkirk, Inc.    Domestic
Partners, LP      QF                            Cogen Technologies   Domestic
                                                 Selkirk GP, Inc.
                                                Cogen Technologies   Domestic
                                                Selkirk LP
                                                JMCS I Investors, LP Domestic

NCP Houston       EWG        6,568*    100%     Not Applicable          N/A
Power, Inc.

Onondaga          EWG          _       100%     Not Applicable          N/A
Cogen, LP

NCP Perry, Inc.   EWG        9,574*    100%     Not Applicable          N/A

                  FUCO,      GPU's     GPU's %  Owners not affiliated with GPU
                  QF       Investment  Equity   ------------------------------
Associate         or       at 6/30/00  Owner-                        Type of
Company           EWG       ($000)     ship     Name of Entity       Entity
-------           ---      -------     ----     --------------       ------

Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------

Geddes            EWG       20,111*    100%     Not Applicable          N/A
Cogeneration Corp.

Geddes II Corp.   EWG        8,303*    100%     Not Applicable          N/A

Empresa           EWG       33,000      50%     Cititrust (Bahamas)  Foreign
Guaracachi S.A.                                 Limited

Guaracachi        EWG       36,825*    100%     Not Applicable          N/A
America, Inc.

GPU Power, Inc.   EWG      111,100*    100%     Not Applicable          N/A

EI International  EWG          759*    100%     Not Applicable          N/A

GPUI Colombia,    EWG          663*    100%     Not Applicable          N/A
Ltda.

Victoria Electric FUCO     161,150*    100%     Not Applicable          N/A
Inc.

Midlands          FUCO     975,612     100%     Not Applicable          N/A
Electricity plc

GPU Australia     FUCO     149,426     100%     Not Applicable          N/A
Holdings, Inc.

Austran Holdings  FUCO      33,686*    100%     Not Applicable          N/A
Inc.

Termobarranquilla EWG       86,112      29%     ABB Energy Ventures, Foreign
S.A.                                              Inc.
                                                Lancaster Steel      Foreign
                                                Distral Group        Foreign
                                                 Corp. Electrica     Foreign
                                                 De la Costa
                                                 Atlantica

EI Barranquilla,  EWG       31,315*    100%     Not Applicable          N/A
Inc.

Barranquilla      EWG       44,412*    100%     Not Applicable          N/A
Lease Holdings, Inc.

                  FUCO,      GPU's     GPU's %  Owners not affiliated with GPU
                  QF       Investment  Equity   ------------------------------
Associate         or       at 6/30/00  Owner-                        Type of
Company           EWG       ($000)     ship     Name of Entity       Entity
-------           ---      -------     ----     --------------       ------

Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------

Los Amigos        EWG             12*  100%     Not Applicable          N/A
Leasing Company, Ltd.

GPU International EWG           (467)* 100%     Not Applicable          N/A
Asia, Inc.

EI Services       EWG           (158)* 100%     Not Applicable          N/A
Canada, Ltd.

EI Canada         EWG           (173)* 100%     Not Applicable          N/A
Holding, Ltd.

EI Brooklyn       EWG             (1)* 100%     Not Applicable          N/A
Investment, Ltd.

EI Brooklyn       EWG             (5)* 100%     Not Applicable          N/A
Power, Ltd.

International Power
Advisors, Inc.    EWG          1,695*  100%     Not Applicable          N/A

Empresa
Distribuidora Electrica
Regional,S.A.     FUCO       373,164   100%     Not Applicable          N/A

GasNet PTY., Ltd. **         189,593   100%     Not Applicable          N/A

Aggregate Investment
in EWGs & FUCOs *         $1,823,244
                           ----------

Total Aggregate
Investment in QFs,
EWGs & FUCOs *            $1,864,031
                           =========

(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**)  Wholly-owned by a FUCO

     As of June 30, 2000, GPU also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; and Hanover Energy Corporation.

8. During the period April 1, 2000 through June 30, 2000, there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:

1.    Financial Statements
      --------------------

      A copy of GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of June 30, 2000 and unaudited Consolidated Statements of Operations for the twelve months ended June 30, 2000 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

      On October 8, 1998, GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. GPU made a capital contribution to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital became a wholly-owned subsidiary of GPU.

      GPU  Capital  and  GPU  Electric  develop,   own,  operate  and  fund  the
acquisition of electric and gas transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.    Investments in Exempt Entities
      ------------------------------

     In May 1996, GPU and Cinergy Corp. (Cinergy) formed Avon Energy Partners plc (Avon), a wholly-owned subsidiary of Avon Energy Partners Holdings, Inc. (Holdings). Holdings was a 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's interest in Holdings is held by EI UK Holdings, Inc. (EI UK), a wholly-owned subsidiary of GPU Electric.

      In addition to the amount invested by EI UK, Holdings borrowed approximately (pound)1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon for (pound)452.5 million (approximately US $714 million). Accordingly, GPU Electric has become the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide totaling 1,163 MW. The acquisition was financed through a US $250 million equity contribution from GPU, Inc., the issuance of US $50 million of commercial paper by GPU Capital, and a two-year (pound)245 million (approximately US $371 million) credit agreement entered into by EI UK of which GPU, Inc. has guaranteed approximately US $91 million. In July 1999, GPU began accounting for Midlands as a consolidated entity, rather than under the equity method of accounting as was previously the practice.

      On June 4, 1999, GPU Electric acquired  Transmission  Pipelines  Australia
(TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The acquisition was financed through an A$750 million (approximately US $449 million) senior credit facility, which is non-recourse to GPU, Inc. and an equity contribution from GPU Capital of A$275 million (approximately US $165 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

      On March 9, 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed through the issuance of commercial paper by GPU Capital and a $50 million capital contribution from GPU.

      On November 6, 1997, GPU Electric acquired the business of PowerNet Victoria (PowerNet), which was renamed GPU PowerNet, from the State of Victoria, Australia for A$2.6 billion (approximately US $1.9 billion). The PowerNet acquisition was financed through: (1) a senior debt facility of A$1.9 billion (approximately US $1.4 billion), which is non-recourse to GPU; (2) a five year US $450 million bank credit agreement which is guaranteed by GPU; and (3) an equity contribution of US $50 million from GPU.

      On June 30, 2000, GPU, Inc. completed the sale of GPU PowerNet to Singapore Power International (SPI) for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. GPU, Inc. applied the net proceeds from the sale as follows: A$1,288 million (US $772 million) was used to repay outstanding debt; and A$579 million (US $347 million) was placed in a trust to provide for the repayment of the remaining medium term notes (A$174 million/US $104 million) and outstanding commercial paper (A$405 million/US $243 million) at maturity.

      In December 1998, GPU Capital entered into a $1 billion commercial paper program to, among other things, finance investments in EWGs and FUCOs. The commercial paper issued by GPU Capital is guaranteed by GPU. As of June 30, 2000, there was $916 million of borrowings outstanding under this commercial paper program.

      Austran Holdings, Inc. (Austran) entered into a A$1.9 billion facility agreement (Facility Agreement) with Chase Securities Australia Limited, Dresdner Australia Limited, and J.P. Morgan Australia Securities Limited to finance the acquisition of PowerNet. The Facility Agreement is guaranteed by GPU PowerNet and provides for interest at the Australian dollar bill discount rate as specified in the Facility Agreement. During 1999, Austran refinanced A$390 million (approximately US $237 million) of this acquisition debt with proceeds from an Australian Dollar medium term note issuance. On June 30, 2000, borrowings of A$1.1 billion (approximately US $659 million) under this Facility Agreement were repaid using the net proceeds from the sale of PowerNet.

      In August 1998, Austran entered into an A$500 million revolving commercial paper program. PowerNet has guaranteed Austran's obligations under this program. As of June 30, 2000, Austran had outstanding borrowings of approximately A$405 million (approximately US $243 million) under the commercial paper program to refinance the maturing portion of the Facility Agreement used to finance the PowerNet acquisition.

      In November 1997, GPU Australia Holdings, Inc. (Australia Holdings) entered into a $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. Borrowings under the Credit Agreement are repayable annually (with the option to prepay any amounts without penalty) on each anniversary of the acquisition date in increments of $90 million with the final payment due in November 2002. In April 1999 Australia Holdings prepaid the outstanding $350 million principal balance and interest under this agreement. In order to fund this prepayment, Australia Holdings issued $345 million in commercial paper under its $350 million commercial paper program and received a $5 million inter-company advance from GPU Electric. The $450 million Credit Agreement remains in place as a backstop facility for the commercial paper program. Pursuant to the terms of the Credit Agreement, commercial paper availability will be reduced annually in increments of $90 million which will, in turn, reduce the amount of commercial paper that Australia Holdings may issue. As of June 30, 2000, Australia Holdings had US $150 million of outstanding borrowings under the commercial paper program.


3.    Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------

Mid-Georgia Cogen, L.P.(Mid-Georgia)
------------------------------------

      Through NCP Houston Power, Inc. and NCP Perry, Inc., GPU International owns a 1% general partnership interest and a 49% limited partnership interest in Mid-Georgia, a 300 megawatt (MW) cogeneration facility located in Kathleen, Georgia which was placed into commercial operation in June 1998. The facility sells substantially all of its steam output for use in an adjacent industrial facility and substantially all of its electrical output to Georgia Power
Company. Mid-Georgia has the option to sell power to other wholesale parties subject to the receipt of necessary third party consent.

Onondaga Cogeneration, L.P.(Onondaga)
-------------------------------------

      GPU International, through its wholly-owned subsidiaries Geddes Cogeneration Corporation (Geddes) and Geddes II Corporation, owns a 1% general partnership interest and 99% limited partnership interest in Onondaga, an 80 MW cogeneration facility in located in Geddes, New York. The facility was placed into commercial operation in December 1993 and sells substantially all of its electrical output to Niagara Mohawk Power Corporation. In 1998, Onondaga made distributions to Geddes representing a return of all capital that had been invested in the partnership.

Selkirk Cogen Partners, L.P. (Selkirk)
-------------------------------------

     GPU International, through its wholly-owned subsidiary EI Selkirk, Inc., owns a 19% limited partnership interest in Selkirk. The principal assets of Selkirk include two natural gas-fired combined-cycle cogeneration facilities located in Bethlehem, New York: a 79.9 MW facility and a 270 MW facility.


Empresa Guaracachi, S.A.
-------------------------

     In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company for $47 million. EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in

Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

Termobarranquilla, S.A.
-----------------------

      In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands Electricity plc (Midlands)
-----------------------------------

      Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

      Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million people.

GasNet
------

      The GPU GasNet system encompasses 1,239 miles of transmission pipelines, and consists of two separate networks serving approximately 1.3 million residential customers and about 40,000 industrial and commercial customers throughout Victoria.

4.    Services Obtained From Associated Companies
      -------------------------------------------

      GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $128,628 and $742,658 respectively, for the three months ended June 30, 2000, in support of operations and management activities.


5.    Services Provided to Associated Companies
      -----------------------------------------

      A description of services provided by GPU Electric and GPU Power to associate companies during the period April 1, 2000 through June 30, 2000 will be filed separately under a request for confidential treatment under Rule 104(b).

      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

      a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, GPU Inc.'s aggregate investment as of June 30, 2000 is as follows:

                                                      (In Thousands)
FUCOs                                                  -------------
----
Midlands Electricity plc                              $     975,612
GPU Austalia Holdings, Inc.                                 149,426
Emdersa                                                     373,164
GPU GasNet PTY., Ltd.                                       189,593
                                                          ---------
      Subtotal                                            1,687,795
                                                          ---------

EWGs
----
Mid-Georgia Cogen, L.P.                               $      8,965
Selkirk Cogen, L.P.                                          7,372
Termobarranquilla, S.A.                                     86,112
Empresa Guaracachi, S.A.                                    33,000
                                                           -------
      Subtotal                                             135,449
                                                           -------

      Aggregate Investment in FUCOs and EWGs          $  1,823,244
                                                         =========

      b)   As of June 30, 2000
           (In Thousands)
           GPU's Aggregate Investment in FUCOs and EWGs $1,823,244

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:
--------------------------------------------------------------------------

Total capitalization                $ 10,446,633                  17.5%
Net utility plant                   $  6,727,425                  27.1%
Total consolidated assets           $ 20,458,891                   8.9%
Market value of common equity       $  3,285,196                  55.5%

      c)   GPU, Inc. and Subsidiary Companies
           Consolidated Capitalization Ratios as of June 30, 2000
           (In Thousands)

                                       Amount                        %
                                       ------                        -

Common equity                       $  3,276,386                    31.4
Cumulative preferred stock                64,149                     0.6
Subsidiary-obligated mandatorily
  redeemable preferred securities        125,000                     1.2
Trust preferred securities               200,000                     1.9
Long-term debt                         5,483,365                    52.5
Notes payable                          1,297,733                    12.4
                                       ---------                   -----

      Total capitalization          $ 10,446,633                   100.0%
                                     ===========                   =====

      d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at June 30, 2000:

Closing Market Price per Share                                  $  27.06
Book Value per Share                                            $  26.99
Market-to Book Ratio of Common Stock                               100.3%

      e) Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary Companies:

                                                                 (In Thousands)
                                                                 --------------
Retained Earnings as of 6/30/00                                   $2,280,561
Retained Earnings as of 12/31/99                                   2,426,350
                                                                   ---------
Growth in Retained Earnings                                       $ (145,789)
                                                                   =========

Analysis of Growth in Retained Earnings:
----------------------------------------

Income contribution from GPU Energy companies                     $  151,819
Income/(loss) contribution from FUCOs/EWGs/Project Parents          (225,199)
Income contribution from other GPUI Group investments                    513
Income contribution from other GPU Advanced Resources                  1,221
Income contribution from MYR Group                                     2,031
GPU, Inc. expenses (Corporate)                                       (10,200)
Cash dividends declared on Common Stock                              (65,974)
                                                                     -------
Growth in Retained Earnings                                       $ (145,789)
                                                                    ========

      f) Statements of Operations for the period ended June 30, 2000 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

               Termobarranquilla, S.A.
               GPUI Colombia, Ltda.
               Empresa Guaracachi, S.A.
               NCP Houston Power, Inc.
               Mid-Georgia Cogen, L.P.
               Onondaga Cogeneration Limited Partnership
               GPU PowerNet PTY., Ltd.
               GPU GasNet PTY., Ltd.
               GPU International Australia Pty., Ltd.
               Emdersa
               Midlands Electricity plc

           A Statement of Operations for Selkirk Cogen Partners, L.P. for the period ended June 30, 2000 is incorporated by reference to Selkirk's June 30, 2000 Form 10-Q.

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                                       GPU, Inc.


                                       By:/s/ T.G Howson
                                         ---------------------------
                                         T.G. Howson
                                         Vice President and Treasurer


                                       GPU International, Inc.


                                       By:/s/ R. P. Lantzy
                                          ----------------
                                         R.P. Lantzy
                                         President




Date: September 20, 2000